

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Via E-mail
Benjamin S. Miller
Chief Executive Officer, Interim Chief Financial Officer and Treasurer
Fundrise Advisors, LLC
1601 Connecticut Avenue NW, Suite 300
Washington, DC 20009

> **Re:** **Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 14, 2016**
> **CIK No. 0001660987**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you intend to combine real estate investment opportunities with home buying opportunities and that you will primarily target the marketing of this offering and your For-Sale Housing to potential "homebuyer investors." Please revise to clarify what you mean by "homebuyer investors" and whether the persons who are your common shareholders and homebuyer investors will overlap. With a view toward understanding whether there may be an investment contract, please revise to more specifically describe any incentives or services, including first-access or first-right to purchase, to be given or offered to your common shareholders and/or homebuyer investors.

2.   We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Offering Summary, page 13

5.   Please revise the risk factor and the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.

Valuation policies, page 20

6.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

7.   We note your disclosure that you intend to provide your NAV per share on a semi-annual basis. We further note your references throughout the document to a quarterly NAV. For example purposes only, your disclosure on page 21 states that you will file an offering circular supplement disclosing the quarterly determination of your NAV per share on a semi-annual basis. Please revise your disclosure to clarify whether your NAV will be calculated quarterly or semi-annually or advise.

Benjamin S. Miller
Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC
January 10, 2017
Page 3

8.   We note your disclosure that your sponsor's internal accountants and asset management team will calculate NAV and that the estimated values of each of your commercial real estate assets and investments will be determined by your sponsor's asset management team. Please revise your disclosure to provide more specific information regarding your sponsor's asset management team, including identifying the individuals that make up your sponsor's asset management team, and specifically describe, elsewhere as applicable, any risks and/or conflicts arising from the lack of any valuation expert or advise.

Management, page 66

Recent Developments Regarding our Manager's Executive Officers, page 69

9.   We note your disclosure on page 69 that based on the results of the investigation conducted by the independent registered public accounting firm, your Manager concluded that there was no merit or reasonable basis to Mr. McCord's allegations. Please provide an analysis regarding the consideration you gave to including a written consent from the Public Accounting Firm as an exhibit or revise your disclosure. Please refer to Item 17.11(a) of Part III to Form 1-A.

Prior Performance Summary, page 114

10.   Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any Originated Program, or advise us why you do not believe this disclosure is material. Refer to Section 8.A(2) of Industry Guide 5.

Index to Financial Statements of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, page F-1

11.   Please amend your offering statement to provide updated financial statements; refer to Form 1-A Part F/S, (c)(1)(i).

Notes to Balance Sheet

Organizational, Offering and Related Costs, page F-4

12.   We note that in previously organized programs of your sponsor, disclosure was made indicating that legal fees incurred in establishing the initial real estate investment trust programs would be capped at $312,500 per program, with any additional expense being allocated to future similar programs. Please tell us if this policy is applicable to the LA For-Sale eFund. If LA For-Sale eFund is considered a "future program," to which excess organizational and offering costs will be allocated, please tell us what consideration you gave to disclosing this fact, as well as any estimates of excess costs to be allocated.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Kristina Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551- with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities